

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 30, 2009

Mr. Ian S. Walton
Chief Financial Officer
Aurizon Mines Ltd.
Suite 3120, Park Place, 666 Burrard Street
Vancouver, British Columbia
Canada V6C 2X8

> **Re:** **Aurizon Mines Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 9, 2009**
> **File No. 001-31893**

Dear Mr. Walton:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F/A for the Fiscal Year Ended December 31, 2008, Filed April 9, 2009

General

1.   We note that your EDGAR filing on Form 40-F and certain exhibits thereto do not include page numbers. Please ensure that you paginate future filings.

Exhibit 99.1

Risks Related to Financial Matters, page 28

U.S. shareholders of Aurizon . . . . , page 30

2.   In future filings, please eliminate the statement that "U.S. shareholders should consult their own tax advisors about the U.S. federal income consequences that would apply to them if Aurizon ever became a PFIC," although you may suggest this course of action.

Exhibits 99.4 and 99.5

3.   We note the language "for the fiscal year ended December 31, 2008" included in the first paragraph of each certification. Please confirm to us that, in future filings, your certifications will appear exactly as set forth in General Instruction B(6) of Form 40-F.

Form 40-F for the Fiscal Year Ended December 31, 2008, Filed March 31, 2009

Exhibit 99.2

Statements of Cash Flows

4.   Please explain to us why your classification of "restricted cash proceeds (funding)" as an investing activity complies with CICA Handbook Section 1540.19 and paragraphs 18 through 20 of FAS 95. In this regard, it appears that changes in restricted cash flows, held in accordance with terms of the $75 million project loan facility, should be classified as financing activities.

Note 3 - Adoption of New Accounting Standards and Recent Pronouncements

5.   We note the impact of your retrospective adoption of CICA Handbook Section 3064 in your fiscal year ended December 31, 2007 has resulted in an increase in assets of $4.5 million and an increase in net earnings of $3.8 million. Please expand your disclosure to explain in greater detail the provisions of CICA Handbook Section 3064 that resulted in the recognition of these items. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Note 12 - Income Taxes

6.   We note you disclose the company has approximately $10.6 million of accumulated costs available for deduction against income for mining duties tax purposes in future years. Please expand your disclosure to indicate whether the $13.055 million of Quebec mining duties future income tax liabilities is net of this $10.6 million. If it is not, please tell us how, if at all, you have recognized the future tax benefit associated with the $10.6 million of accumulated costs available for deduction against income for mining duties tax purposes in future years. In addition, please disclose the expiry date of the $10.6 million income tax reduction, as contemplated by CICA Handbook Section 3465.91(f). In this regard, we note you state these costs are "available for deduction against income for mining duties tax purposes in future years." In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

7.   Please disclose your considerations and basis for conclusions underlying your income tax asset valuation allowance as of December 31, 2008. Please also expand your disclosure to discuss the changes in facts, circumstances, assumptions or conclusions that resulted in the reduction in your income tax asset valuation allowance during the year. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

8.   We note you disclose you had $104 million federally and $150 million provincially of accumulated exploration and development costs and capital costs available for deduction against income tax purposes in future years. Please tell us what amounts have been recognized within your tabular presentation of future income tax assets. For amounts that have not been included or otherwise recognized, please disclose your considerations and basis for conclusion for non-recognition. In addition, please disclose the expiry date of these costs available for future income tax reduction, as contemplated by CICA Handbook Section 3465.91(f). In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

9.   We note you disclose no benefit has been recognized in relation to certain non-refundable Quebec tax credits ($12.9 million which may be carried forward from 2013 to 2018 and $6.0 million which may be carried forward from 2023 to 2028). Please disclose your considerations and basis for conclusion regarding non-recognition of deferred tax assets.   In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

 Closing Comments

  Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact James Giugliano at (202) 551-3319, Jennifer O'Brien at (202) 551-3721, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or me at (202) 551-3745 with any other questions.

  Sincerely,

  H. Roger Schwall
  Assistant Director